FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES EXECUTIVE APPOINTMENTS

Calgary, Alberta – June 8, 2006 — Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT and TSX: ENT.UN) today announces the appointment of three executives to fill newly created positions.  Victor (“Vic”) Roskey joins Enterra as Senior VP Finance & Administration and interim CFO, James (“Jim”) Tyndall as Senior VP Operations & COO, and Kim Booth as VP & COO US Operations. In addition, Enterra announces the promotion of John Reader from the position of VP Operations & Engineering to Senior VP Corporate Development. Lastly, Enterra announces the resignation of John Kalman, effective June 15, 2006.  Mr. Kalman had been Chief Financial Officer since June 2005.

Vic Roskey brings to Enterra over 20 years of broad financial experience, including the areas of project finance, investment banking, corporate restructurings, and mergers and acquisitions. He has served as a director of numerous private and public companies, and for the last 10 years he managed private equity funds focused on the oil and gas sector. Most recently he was Managing Director, Private Equity with Scotia Waterous.  Mr. Roskey holds a Bachelor of Laws degree from Osgoode Hall Law School.

Jim Tyndall is a Professional Engineer with 24 years of diverse technical and management experience in the oil and gas industry, both domestically and internationally.  Over the past four years, Mr. Tyndall has held senior positions with three successful junior exploration companies involved in finding and developing properties in Western Canada.  Earlier, he was with EnCana Corporation and its predecessor, PanCanadian Petroleum Ltd. for a total of 11 years, working in technical and management positions, including a four-year stint in Siberia.  Mr. Tyndall was also with Hurricane Hydrocarbons in the Republic of Kazakhstan. Mr. Tyndall holds a Bachelor of Science degree in Engineering from the University of Saskatchewan.

Kim Booth joined Enterra Energy Trust in connection with Enterra’s acquisition of producing Oklahoma assets, which conducted business as Altex Resources, Inc.  Ms. Booth has been Altex’s CEO since 2001, and has been responsible for managing the land, drilling, production and development activity on the Oklahoma acreage, where a total of 130 wells have been drilled.  Before being named CEO, Ms. Booth was the Operations Manager for Altex Resources.  Ms. Booth holds a Bachelor of Science degree in Petroleum Engineering Technology from Oklahoma State University and has been employed in the oil and gas industry for 22 years in various engineering, operations and management positions.

Commenting, E. Keith Conrad, Enterra’s President & CEO, stated, “The Enterra management team is enriched by these three exceptional individuals.  Combined they bring over six decades of industry experience in the various critical disciplines in our business: land management, development and drilling, technical and oilfield services, investment banking, M&A, and corporate development.  We welcome all three and have a great deal of confidence that they will make important contributions to Enterra’s future operations.”

Mr. Conrad went on to say, “John Kalman has been a major contributor in building the Trust and positioning it for future success.  John plans to spend more time with his family over the next few months before pursuing new opportunities in the fall. While we regret John’s departure from Enterra, we feel confident that our management team has the skill sets required to manage our expanded asset base and to move Enterra to the next level.”

Enterra Energy Trust is an oil and gas income trust based in Calgary, Alberta. Enterra’s focus is the acquisition and development of petroleum and natural gas reserves in North America.  Additional information can be obtained at the company's website at www.enterraenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group Inc.

(403) 539-4306

Linda Latman (212) 836-9609

www.enterraenergy.com

Lena Cati (212) 836-9611

(877) 263-0262

www.theequitygroup.com